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EDGAR and Email

April 3, 2023

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Genworth Financial, Inc., File No. 001-32195

Dear Ms. Chalk:

On behalf of our client, Genworth Financial, Inc. (the “Company”), set forth below is a response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter, dated as of April 2, 2023, with respect to the preliminary proxy statement filed on March 24, 2023 by the Company with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

For your convenience, the following response is prefaced by the Staff’s corresponding comment in bold, italicized text.

1.

We note the disclosure in multiple places in the proxy statement that a plurality voting standard will apply to the election of directors. However, we also note your disclosure that the Company is not using a universal proxy card here because Mr. Scott Klarquist has not met the deadline to provide the information required by Rule 14a-19 within the time period specified in that Rule, although he did meet the deadline under the Company’s own advance notice bylaw provision. We note that the Company amended its bylaws in October 2022 and filed those amendments under cover of a Form 8-K filed October 19, 2022. Please identify the specific bylaw amendment language and provide an analysis supporting your view that Mr. Klarquist’s nomination is invalid but triggers the use of a plurality rather than a majority voting standard here.

Response: The Company respectfully acknowledges the Staff’s comment.

GNW SEC RESPONSE LTR 000001

Under Section 2.7 of the Company’s Amended and Restated Bylaws, effective as of October 19, 2022 (the “Bylaws”), directors are elected by a majority of votes cast “unless the election is contested, in which case directors shall be elected by a plurality of votes properly cast.” The same section provides that an election is contested if:

“(i) the Secretary receives a notice that a stockholder has nominated or intends to nominate a person for election to the Board of Directors in compliance with the requirements for stockholder nominees for director set forth in Section 2.12 of these bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day before the corporation first mails its notice of meeting for such meeting to the stockholders.”

In short, the Bylaws provide for a plurality voting standard for director elections in the event that a stockholder has delivered a nomination notice under the Bylaws and not withdrawn such notice by the tenth day before the mailing of the Company’s notice of meeting.

As described in the Preliminary Proxy Statement, Scott Klarquist delivered notice of his intent to nominate himself for election to the Company’s board of directors at the Company’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”) in accordance with Section 2.12 of the Bylaws. If Mr. Klarquist has not withdrawn such notice on or prior to the tenth day before the Company mails its notice of the Annual Meeting (which the Company expects to do as soon as possible), the election of directors at the Annual Meeting will be “contested” under the Bylaws and, accordingly, will have a plurality voting standard.

Although Mr. Klarquist delivered a nomination notice under the Bylaws, he did not provide the notice required by Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended, by March 20, 2023, the deadline for such notice calculated in accordance with Rule 14a-19(b)(1). Neither Mr. Klarquist’s nomination notice nor any subsequent communications from him have provided the information required by Rule 14a-19(b). To the contrary, Mr. Klarquist affirmatively represented in a letter to Company, dated as of February 20, 2023, that he “currently intend[s] to solicit proxies from 10 or fewer GNW shareholders (i.e., not pursuant to Exchange Act Rule 14a-19).” Because Mr. Klarquist did not comply with the requirements of Rule 14a-19 by failing to provide timely notice under Rule 14a-19(a)(1), the Company omitted Mr. Klarquist from its proxy card in accordance with Rule 14a-19(e)(1).1

[1]

Rule 14a-19(e)(1) requires that a proxy card “set forth the names of all persons nominated for election by the registrant and by any person or group of persons that has complied with this section . . . .” (emphasis added)

GNW SEC RESPONSE LTR 000002

The Commission has made clear that the notice required by Rule 14a-19(a)(1) is in addition to any notice required under a registrant’s advance notice provisions.2 Mr. Klarquist delivered the notice required by the Bylaws for director nominations, but did not deliver the notice required by Rule 14a-19(a)(1). As a result, the election of directors will be “contested” under the Bylaws and will have a plurality voting standard, but Mr. Klarquist has not been included on the Company’s proxy card.

*        *        *         *        *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Michael McCullough, Senior Vice President and Corporate Secretary, Genworth Financial, Inc.

[2]

U.S. Securities and Exchange Commission Release No. 34-93596, at 29 (“A dissident’s obligation to comply with the notice requirement is in addition to its obligation to comply with any applicable advance notice provision in the registrant’s governing documents.”). See also U.S. Securities and Exchange Commission Division of Corporation Finance, Compliance & Disclosure Interpretations Question 139.03 (August 25, 2022) (“To the extent that the registrant’s advance notice bylaw provision does not require the same information as that required by Rule 14a-19(b), then the registrant’s proxy statement must clearly state the need for a dissident shareholder to comply with the additional requirements of Rule 14a-19(b).”).

GNW SEC RESPONSE LTR 000003